Exhibit 99.2

IM CANNABIS CORP. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2022
UNAUDITED

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

CANADIAN DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	F - 2 – F - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	F - 4 – F - 5

Interim Condensed Consolidated Statements of Changes in Equity	F - 6

Interim Condensed Consolidated Statements of Cash Flows	F - 7 – F - 8

Notes to Interim Condensed Consolidated Financial Statements	F - 9 - F - 26

- - - - - - - - - - -

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2022	December 31, 2021
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,223	$13,903
Restricted bank deposit		-	1
Trade receivables		11,825	16,711
Advances to suppliers		851	2,300
Other accounts receivable		3,414	14,481
Loans receivable		-	2,708
Biological assets	3	-	1,687
Inventories	4	16,634	29,391
Assets held-for-sale	10	60,618	-

		96,565	81,182

NON-CURRENT ASSETS:
Property, plant and equipment, net		5,088	30,268
Investments in affiliates		2,413	2,429
Advance payment for intangible assets of pharmacy		6,448	3,129
Derivative assets		-	14
Right-of-use assets, net		2,243	18,162
Deferred tax assets		543	16
Intangible assets, net		5,978	30,885
Goodwill		9,788	121,303

		32,501	206,206

Total assets		$129,066	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2022	December 31, 2021
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$11,775	$13,989
Bank loans and credit facilities		5,139	9,502
Other accounts payable and accrued expenses		5,481	20,143
Accrued purchase consideration liabilities	1c	2,593	6,039
Current maturities of operating lease liabilities		636	1,554
Liabilities directly associated with assets held-for-sale	10	43,613	-

		69,237	51,227

NON-CURRENT LIABILITIES:
Warrants measured at fair value	5	116	6,022
Operating lease liabilities		1,611	17,820
Long-term loans		370	392
Employee benefit liabilities, net		383	391
Deferred tax liability, net		1,377	6,591

		3,857	31,216

Total liabilities		73,094	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	6
Share capital and premium		245,202	237,677
Treasury stock		(660)	(660)
Translation reserve		1,723	2,614
Reserve from share-based payment transactions		14,678	12,348
Accumulated deficit		(206,606)	(50,743)

Total equity attributable to equity holders of the Company		54,337	201,236

Non-controlling interests		1,635	3,709

Total equity		55,972	204,945

Total liabilities and equity		$129,066	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data
	Nine months ended September 30,		Three months ended September 30,
	2022	2021 (*)	2022	2021 (*)
	Unaudited

Revenues	$39,874	$24,141	$14,170	$8,040
Cost of revenues	31,374	16,625	11,351	6,007

Gross profit before fair value adjustments	8,500	7,516	2,819	2,033

Fair value adjustments:
Unrealized change in fair value of biological assets	(315)	5,464	-	436
Realized fair value adjustments on inventory sold in the period	(1,626)	(7,626)	(866)	(2,544)

Total fair value adjustments	(1,941)	(2,162)	(866)	(2,108)

Gross profit (loss)	6,559	5,354	1,953	(75)

General and administrative expenses	11,670	11,848	4,315	3,653
Selling and marketing expenses	8,379	3,845	2,797	1,709
Restructuring expenses	4,383	-	-	-
Share-based compensation	2,209	3,955	367	2,687

Total operating expenses	26,641	19,648	7,479	8,049

Operating loss	(20,082)	(14,294)	(5,526)	(8,124)

Finance income, net	3,782	22,197	1,198	8,620

Income (loss) before income taxes	(16,300)	7,903	(4,328)	496
Income tax expense (benefit)	(1,029)	206	204	(334)

Net income (loss) from continuing operations	(15,271)	7,697	(4,532)	830

Net loss from discontinued operations, net of tax (Note 10)	(142,581)	(13,727)	(123,643)	(6,486)

Net loss	(157,852)	(6,030)	(128,175)	(5,656)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation to presentation currency	(1,630)	(350)	1,312	888

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	654	288	(549)	29

Total other comprehensive income (loss)	(976)	(62)	763	917

Total comprehensive loss	$(158,828)	$(6,092)	$(127,412)	$(4,739)

(*) Reclassified in respect of discontinued operations - see Note 10.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2022	2021 (*)	2022	2021 (*)
	Unaudited
Net loss attributable to:
Equity holders of the Company	$(155,863)	$(4,869)	$(127,788)	$(4,285)
Non-controlling interests	(1,989)	(1,161)	(387)	(1,371)

	$(157,852)	$(6,030)	$(128,175)	$(5,656)

Total comprehensive loss attributable to:
Equity holders of the Company	$(156,754)	$(4,933)	$(127,069)	$(3,359)
Non-controlling interests	(2,074)	(1,159)	(343)	(1,380)

	$(158,828)	$(6,092)	$(127,412)	$(4,739)

Net loss per share attributable to equity holders of the Company:
Basic loss per share (in CAD)	$(2.22)	$(0.10)	$(1.81)	$(0.06)
Diluted loss per share (in CAD)	$(2.22)	$(0.51)	$(1.81)	$(0.18)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic earnings (loss) per share (in CAD)	$(0.19)	$0.19	$(0.06)	$0.03
Diluted loss per share (in CAD)	$(0.26)	$(0.24)	$(0.06)	$(0.09)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)	$(2.03)	$(0.29)	$(1.75)	$(0.1)

(*) Reclassified in respect of discontinued operations - see Note 10.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury stock	Reserve for share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(155,863)	(155,863)	(1,989)	(157,852)
Other comprehensive loss	-	-	-	(891)	-	(891)	(85)	(976)

Total comprehensive loss	-	-	-	(891)	(155,863)	(156,754)	(2,074)	(158,828)
Issuance of common shares	6,236	-	-	-	-	6,236	-	6,236
Exercise of options	1,072	-	(737)	-	-	335	-	335
Share based payment	-	-	3,284	-	-	3,284	-	3,284
Expired options	217	-	(217)	-	-	-	-	-

Balance as of September 30, 2022 (unaudited)	$245,202	$(660)	$14,678	$1,723	$(206,606)	$54,337	$1,635	$55,972

Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Net loss	-	-	-	-	(4,869)	(4,869)	(1,161)	(6,030)
Other comprehensive income (loss)	-	-	-	(64)	-	(64)	2	(62)

Total comprehensive loss	-	-	-	(64)	(4,869)	(4,933)	(1,159)	(6,092)
Issuance of shares related to Trichome acquisition	100,017	-	-	-	-	100,017	-	100,017
Issuance of shares related to MYM acquisition	63,592	-	-	-	-	63,592	-	63,592
Issuance of shares, net of approximately $3,500 issuance costs	28,131	-	-	-	-	28,131	-	28,131
Issuance of shares related to acquisitions in Israel	2,036	-	-	-	-	2,036	1,048	3,084
Exercise of warrants and compensation options	4,149	-	-	-	-	4,149	-	4,149
Exercise of options	940	-	(806)	-	-	134	-	134
Share based payment	-	-	5,354	-	-	5,354	-	5,354
Expired options	35	-	(35)	-	-	-	-	-

Balance as of September 30, 2021 (unaudited)	$235,940	$-	$10,342	$1,165	$(37,870)	$209,577	$1,402	$210,979

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Nine months ended September 30,
	2022	2021
	Unaudited
Cash flows from operating activities:

Net loss for the period	$(157,852)	$(6,030)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(553)	(5,484)
Fair value adjustment on sale of inventory	3,816	7,608
Fair value adjustment of warrants and derivative assets measured at fair value	(5,892)	(21,169)
Depreciation of property, plant and equipment	2,530	1,998
Amortization of intangible assets	1,834	578
Depreciation of right-of-use assets	1,504	1,028
Goodwill impairment	107,854	-
Impairment of property, plant and equipment	2,277	-
Impairment of intangible assets	3,067	-
Impairment of right-of-use assets	1,914	-
Finance expenses, net	6,226	357
Deferred tax benefit, net	(1,851)	(18)
Share-based payment	3,284	5,354
Share-based acquisition costs related to business combination	-	1,301
Non-cash interest income on loans receivable	-	124
Revaluation of other accounts receivable	4,191	419
Restructuring expenses	8,773	-

	138,974	(7,904)
Changes in working capital:

Decrease (increase) in trade receivables, net	1,215	(7,610)
Decrease (increase) in other accounts receivable and advances to suppliers	3,419	(4,521)
Decrease in biological assets, net of fair value adjustments	522	3,636
Increase in inventories, net of fair value adjustments	(641)	(14,016)
Increase in trade payables	8,020	2,994
Increase in employee benefit liabilities, net	14	66
Decrease in other accounts payable and accrued expenses	(3,324)	(5,144)

	9,225	(24,595)

Taxes paid	(470)	(605)

Net cash used in operating activities	(10,123)	(39,134)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Nine months ended September 30,
	2022	2021
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,387)	$(3,187)
Proceeds from sales of property, plant and equipment	210	-
Proceeds from loan receivables	350	7,796
Purchase of intangible assets	-	(5)
Acquisition of businesses, net of cash acquired	-	(6,856)
Investments in financial assets	-	305
Proceeds from restricted bank deposit	1	17

Net cash used in investing activities	$(826)	$(1,930)

Cash flow from financing activities:

Proceeds from exercise of warrants	-	3,538
Proceeds from exercise of options	335	134
Proceeds from issuance of share capital, net of issuance costs	3,174	39,353
Repayment of lease liability	(1,075)	(348)
Payment of lease liability interest	(1,262)	(913)
Proceeds from bank loan and credit facilities, net	2,510	4,174
Interest paid	(774)	-

Net cash provided by financing activities	2,908	45,938

Effect of foreign exchange on cash and cash equivalents	(1,879)	3,357

Increase (decrease) in cash and cash equivalents	(9,920)	8,231
Cash and cash equivalents at beginning of the period	13,903	8,885

Cash and cash equivalents at end of the period	$3,983	$17,116

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$269	$1,599
Issuance of shares in payment of purchase consideration liability	$3,062	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA. See Note 1c.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. (“TJAC”) d/b/a JWC and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"), both Canadian federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada. In September 2022, Management completed a strategic review of its operations and decided to sell Trichome and its Canadian subsidiaries operations and dispose of certain associated assets. As such, Trichome and its Canadian subsidiaries assets and liabilities have been classified as held for sale on the statement of financial position as of September 30, 2022 and discontinued operations in the statements of profit or loss and other comprehensive income for all periods presented (Note 10).

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in geographical reporting segments (Note 9). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis products in Canada (which are reclassified as discontinued operations for all periods presented). The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-          GENERAL (Cont.)

These financial statements have been prepared in a condensed format as of September 30, 2022, and for the nine and three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Group's annual consolidated financial statements as of December 31, 2021, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

Liquidity and capital resources - going concern:

During 2021, TJAC and certain MYM subsidiaries entered into a revolving credit facility (the “Facility”) with a private Canadian creditor. The Facility is guaranteed by Trichome Financial Corp. Advances from the Facility are used for working capital needs. The Facility has total commitment of up to $15,000 until May 2023. The borrowing base available for draw at any time throughout the Facility is a function of the trade receivable and inventory balances at the time of drawdown. The Facility bears interest at the higher of 9.75% and the Toronto Dominion Bank Prime Rate plus 7.30% per annum. As of September 30, 2022, the Company, through TJAC and MYM subsidiaries withdrew from the facility $6,758. TJAC is in breach of certain terms of the Revolver, some of which have not been waived by the Creditor. On November 6, 2022, TJAC entered into an additional agreement with the Creditor, the DIP Agreement, pursuant to which, the Creditor has agreed to provide a DIP Facility to TJAC.

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (approximately 4.25% per annum as of September 30, 2022). As of September 30, 2022, Focus met the Mizrahi Facility Covenants and withdrew $4,753.

On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”) led by the Company’s management and executives.

On August 24, 2022, the Company announced that it closed the first tranche of the Private Placement, consisting of 4,887,496 Common Shares at a price of $0.65 (US$0.50) per Common Share for aggregate proceeds of $3,174 (US$2.4 million).

Subsequent to the reporting date, on October 5, 2022, the Company announced that it closed the second tranche of the Private Placement, consisting of 1,112,504 Common Shares at a price of US$0.50 per Common Share for aggregate proceeds of $751 (US$0.6 million) and increasing the total amount raised from the Private Placement to $4,050 (US$3 million).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-          GENERAL (Cont.)

Subsequent to the reporting date, on October 11, 2022, the Company obtained a short-term loan in the amount of NIS 10.5 million (approximately $4,050), bearing interest of 15%.

The Company continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

As of September 30, 2022, the Group's cash and cash equivalents totaled $3,223 and the Group's working capital deficit from continuing operations (current assets less current liabilities) amounted to ($10,323). In the nine months ended September 30, 2022, the Group had an operating loss from continuing operation of ($20,082) and negative cash flows from continuing operating activities of ($9,361).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities (see Trichome Disposal Group below and Note 10), reduction in payroll and headcount, reduction in compensation paid to key management personnel, operational efficiencies and reduced capital expenditures. The Company had experienced lack of timely execution of its cost saving plan, mainly in respect of the Trichome Disposal Group.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

b.	Approval of interim condensed consolidated financial statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on November 13, 2022.

c.	Strategic developments:

1.	Restructuring costs:

On April 6, 2022, Focus announced its decision, from March 30, 2022, to close the Sde Avraham cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-          GENERAL (Cont.)

On June 30, 2022, the Company announced on its decision to dispose one of its facilities in Canada (“Sublime”), resulting restructuring expenses related to impairment of property, plant and equipment, and right of use assets and write-off of abandoned biological assets in the total amount of $4,506 (included in discontinued operations).

2.	Trichome Disposal Group (Assets held for sale and discontinued operations):

During September 2022, the Company decided to discontinue its operations in Canada and sell its subsidiaries in the segment (“Trichome”). The decision was based on an anticipated significant change in the competitive landscape as well as misalignment with the Company’s strategy. Trichome is classified as held for sale in the consolidated statement of financial position and as discontinued operations in the consolidated statements of profit or loss and other comprehensive income for all periods presented (Note 10).

On November 7, 2022, the Company's wholly-owned subsidiary, Trichome, and certain of its wholly-owned subsidiaries, including TJAC, MYM, Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc.  (collectively, the "Trichome Group"), filed and obtained , from the Ontario Superior Court of Justice (Commercial List) (the “Court”) an initial order (the “Initial Order”) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”).  Pursuant to the initial order, the Trichome Group obtained a broad stay of all proceedings (the “Stay”) against the members of the Trichome Group, and their assets, businesses and directors and officers that is effective until November 17, 2022. The Stay may be extended subject to further orders of the Court.

The CCAA proceedings are solely in respect of the Trichome Group. As such, the Company’s assets and subsidiaries in Israel and Germany are not parties to the CCAA proceedings.

The CCAA proceedings will afford the Trichome Group the stability and flexibility required to restructure its business, including through a sale and investment solicitation process to be approved by the Court.

The Trichome Group is expected to continue to operate its business for the time being however, it is expected that there will be changes in the Canadian operations consistent with those of a company operating through CCAA proceedings, including employee and contract terminations. The Trichome Group has said that it intends to use the CCAA proceedings to implement a sale and investment solicitation process for the sale of its assets or restructuring of its business.

The Court has appointed KSV Restructuring Inc. as “Monitor” in the CCAA proceedings.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-          GENERAL (Cont.)

In connection with the CCAA proceedings, TJAC, as borrower (the "Borrower"), the remaining Trichome Group, as guarantors (together with the Borrower, the "Credit Parties"), and Courtland Credit Lending Corporation (the “DIP Lender”), entered into a debtor-in-possession (“DIP”) facility agreement dated November 6, 2022 (the "DIP Agreement"). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the "DIP Facility").

In accordance with the DIP Agreement, the DIP Facility is to be used during the CCAA proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by the Credit Parties to the DIP Lender. The current DIP Lender's charge approved by Court is up to the maximum amount of $1,825 reflecting the anticipated borrowings under the DIP Facility up to November 17, 2022.

d.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Significant accounting judgements and estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

c.	Non-current assets (or disposal group) held for sale and discontinued operations:

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

• Represents a separate major line of business or geographical area of operations
• Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or
• Is a subsidiary acquired exclusively with a view to resale.

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss and other comprehensive income.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 3:-	BIOLOGICAL ASSETS

The Group's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance as of January 1, 2022	$1,687

Production costs capitalized	7,086
Changes in fair value less cost to sell due to biological transformation	620
Transferred to inventory upon harvest	(8,325)
Restructuring write-off	(108)
Foreign exchange translation	(4)
Reclassification of asset held for sale	(956)

Balance as of September 30, 2022	$-

As of September 30, 2022 and December 31, 2021, the weighted average fair value less cost to sell was $2.76 and $2.48 per gram, respectively.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.
2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.
4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.
5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 3:-	BIOLOGICAL ASSETS (Cont.)

The following table quantifies each significant unobservable input, and also provides the impact of a 10% increase/decrease in each input would have on the fair value of biological assets:

			10% change as of
	September 30, 2022 (*)	December 31, 2021	September 30, 2022 (*)	December 31, 2021
	Canadian Dollars		Canadian Dollars in thousands

Average selling price per gram of dried cannabis	$3.51	$3.64	$128	$296
Average post-harvest costs per gram of dried cannabis	$0.75	$1.16	$9	$140
Attrition rate	31%	27%	96	100
Average yield per plant (in grams)	40	47	91	228
Average stage of growth	45%	47%	96	212

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

NOTE 4:-	INVENTORIES

The following is a breakdown of inventory as of September 30, 2022:

	September 30, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$6,872	$-	$6,872
Finished goods:
Packaged dried cannabis	9,395	-	9,395
Other products	367	-	367

Balance as of September 30, 2022	$16,634	$-	$16,634

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 4:-	INVENTORIES (Cont.)

The following is a breakdown of inventory as of December 31, 2021:

	December 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,113	$3,336	$17,449
Other cannabis products	1,074	-	1,074
Finished goods:
Packaged dried cannabis	8,974	270	9,244
Other cannabis products	744	-	744
Other products	880	-	880

Balance as of December 31, 2021	$25,785	$3,606	$29,391

During the nine months ended September 30, 2022 and 2021, inventory expensed to cost of goods sold of cannabis products was $33,000 and $24,251, respectively, which included $1,626 and $7,626, of non-cash expense, respectively, related to the changes in fair value of inventory sold.

During the three months ended September 30, 2022 and 2021, inventory expensed to cost of goods sold of cannabis products was $12,217 and $8,550, respectively, which included $866 and $2,544, of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in the nine and three months ended September 30, 2022 and 2021, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	FINANCIAL INSTRUMENTS

a.	Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial instruments measured at fair value	Fair value method

Derivative assets	Black & Scholes model (Level 3 category)
Warrants liability*) Investment in affiliates	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, restricted bank deposit, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable approximate their fair value due to the short-term maturities of these instruments.

*)
Finance expense (income) includes fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, for the nine months ended September 30, 2022 and 2021, amounted to $(5,905) and $(21,237), respectively.

Finance expense (income) includes fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, for the three months ended September 30, 2022 and 2021, amounted to $(203) and $(8,535), respectively.

b.
On April 4, 2022, the Company issued a Notice of Default to Biome Grow Inc. and its subsidiary, Cultivator Catalyst Corp. (the "Borrowers"), for an unpaid loan and interest of approximately $2,680. On May 12, 2022, the Company applied to and received from the Superior Court in Ontario an order which allows the Company to freeze the assets of the Borrowers including the assets, which comprise MYM’s Collateral for the Loan. As a result of the Borrower's default the Company recorded non-cash financial expenses in the amount of approximately $1,803, classified to net loss from discontinued operations, net of tax (Note 10).

NOTE 6:-	EQUITY

a.	Composition of share capital:

	September 30, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	74,582,821	Unlimited	68,217,894

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 6:-	EQUITY (Cont.)

a.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2022	68,217,894

Common Shares issued as a result of options exercised	217,368
Common Shares issued from private placement (Note 1)	4,887,496
Common Shares issued in settlement of purchase consideration of a business combination (1)	1,260,063

Balance as of September 30, 2022	74,582,821

(1)	Pharm Yarok - 523,700, Vironna - 485,362, Oranim - 251,001

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Nine months ended September 30, 2022
	Number of options	Weighted average exercise price
		In CAD

Options outstanding at the beginning of the period	5,443,245	3.91

Options granted during the period	302,000	1.15
Options exercised during the period (*)	(227,067)	1.60
Options forfeited during the period	(336,547)	6.59

Options outstanding at the end of the period	5,181,631	3.60

Options exercisable at the end of the period	3,378,546	3.55

*)	Includes 18,755 Options exercised under cashless mechanism to 9,056 Common shares.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 7:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Nine months ended September 30,
	2022**	2021**

Salaries and related expenses	$19,708	$12,608
Depreciation and amortization	$5,868	$3,604
Revaluation of other receivable (*)	$4,191	$-

(*)
As more fully described in Note 5 to the annual consolidated financial statements, upon the acquisition of Trichome Financial Corp in 2021 (the “Trichome Transaction”), the Company recorded approximately $8,131 to settle withholding tax liabilities to Canada Revenue Agency ("CRA"), with a corresponding indemnification asset comprised of 927,463 Common Shares of the Company withheld to cover the tax liabilities. In addition, certain directors and officers of the Company and Trichome agreed to indemnify and hold harmless the Company to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction. The chairman of the Company’s board of directors (a former director of Trichome) also entered into a security pledge agreement with the Company to secure the obligations under the Indemnification Agreement, with the pledge consisting of certain securities of the Company owned by the chairman (the “Indemnification Asset”).

During the nine months ended September 30, 2022, in a partial satisfaction of the indemnification asset, the chairman transferred cash to the Company in the amount of $3,250 and a portion of the tax liability was paid. As of September 30, 2022, the Company’s financial statements include a tax liability of $6,333 that was classified to liabilities directly associated with assets held-for-sale. A tax indemnification asset of $1,798 was classified to assets held-for-sale. During the nine months ended September 30, 2022, the Company recorded a revaluation loss of the indemnification asset in the amount of $4,191 which was recorded under net loss from discontinued operations, net of tax.

(**)	Continuing and discontinued operations.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 8:-	NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Nine months ended September 30,
	2022		2021
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net gain (loss) attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	70,337	$(13,282)	47,785	$8,858

Effect of potential dilutive Ordinary shares - Warrants	3,077	(5,905)	3,210	(21,237)

For the computation of diluted net earnings from continuing operations	73,414	$(19,187)	50,995	$(12,379)

For the computation of basic and diluted net earnings from discontinued operations (*)	70,337	$(142,581)	47,785	$(13,727)

	Three months ended September 30,
	2022		2021
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net gain (loss) attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	70,667	$(4,145)	66,630	$2,201

Effect of potential dilutive Ordinary shares - Warrants	3,077	(203)	4,901	(8,535)

For the computation of diluted net earnings from continuing operations	73,744	$(4,348)	71,531	$(6,334)

For the computation of basic and diluted net earnings from discontinued operations (*)	70,667	$(123,643)	66,630	$(6,486)

(*) For the computation of basic and diluted net earnings from discontinued operations, potentially dilutive securities were excluded from the calculation of diluted earnings per share as they are antidilutive.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 9:-	OPERATING SEGMENTS

Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in three operating segments.

Nine months ended September 30, 2022:

	Israel	Canada (*)	Germany	Adjustments	Total

Revenue	$37,364	$27,272	$2,510	$-	$67,146
Inter-segment revenues	$-	$2,481	$-	$(2,481)	$-
Total revenues	$37,364	$29,753	$2,510	$(2,481)	$67,146

Segment loss	$(13,325)	$(138,785)	$(2,708)	$-	$(154,818)

Unallocated corporate expenses	$-	$-	$-	$(4,049)	$(4,049)

Total operating loss	$(13,325)	$(138,785)	$(2,708)	$(4,049)	$(158,867)

Depreciation, amortization and impairment	$1,790	$3,926	$152	$-	$5,868

Nine months ended September 30, 2021:

	Israel	Canada (*)	Germany	Adjustments	Total

Revenue	$16,959	$10,131	$7,182	$-	$34,272

Segment loss	$(6,228)	$(12,373)	$(2,404)	$-	$(21,005)

Unallocated corporate expenses	$-	$-	$-	$(5,662)	$(5,662)

Total operating loss	$(6,228)	$(12,373)	$(2,404)	$(5,662)	$(26,667)

Depreciation, amortization and impairment	$1,037	$2,501	$66	$-	$3,604

(*) Discontinued operations

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 9:-	OPERATING SEGMENTS (Cont.)

Three months ended September 30, 2022:

	Israel	Canada (*)	Germany	Adjustments	Total

Revenue	$13,158	$5,586	$1,012	$-	$19,756

Segment loss	$(3,110)	$(123,062)	$(699)	$-	$(126,871)

Unallocated corporate expenses	$-	$-	$-	$(1,717)	$(1,717)

Total operating loss	$(3,110)	$(123,062)	$(699)	$(1,717)	$(128,588)

Depreciation, amortization and impairment	$474	$1,182	$152	$-	$1,808

Three months ended September 30, 2021:

	Israel	Canada (*)	Germany	Adjustments	Total

Revenue	$7,152	$6,353	$888	$-	$14,393

Segment loss	$(5,707)	$(6,121)	$(1,278)	$-	$(13,106)

Unallocated corporate expenses	$-	$-	$-	$(1,139)	$(1,139)

Total operating loss	$(5,707)	$(6,121)	$(1,278)	$(1,139)	$(14,245)

Depreciation, amortization and impairment	$490	$1,445	$26	$-	$1,961

(*) Discontinued operations

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 10:-	DISCONTINUED OPERATIONS AND HELD FOR SALE

During September 2022, the Company decided to discontinue its operation in Canada and sell its subsidiaries in the segment (“Trichome”). The decision was based on an anticipated significant change in the competitive landscape as well as misalignment with the Company’s strategy.

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale. Discontinued operations are excluded from the results of continuing and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit and loss and other comprehensive income.

The Company identified its decision as indication for an impairment of Trichome's cash generating unit (the "CGU"). The Company performed an analysis for the recoverability of the CGU and recognized an impairment of $115,112 which was recorded under Net loss from discontinued operations, net of tax.

The major classes of assets and liabilities of operations presented as held-for-sale in the consolidated statement of financial position are as follows:

September 30, 2022
(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$760
Trade receivables	2,792
Other accounts receivable	2,946
Loans receivable	989
Biological assets	956
Inventories	8,785

17,228
Non-current assets:
Property, plant and equipment, net	14,912
Right-of-use assets, net	11,132
Intangible assets, net	17,346

43,390

Assets held-for-sale	$60,618

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 10:-	DISCONTINUED OPERATIONS AND HELD FOR SALE (Cont.)

September 30, 2022
(Unaudited)
LIABILITIES

Current liabilities:
Trade payables	$8,034
Bank loans and credit facilities	6,758
Other accounts payable and accrued expenses	10,457
Current maturities of operating lease liabilities	867

26,116
Non-current liabilities:
Operating lease liabilities	13,753
Deferred tax liability, net	3,744

17,497

Liabilities directly associated with assets held-for-sale	$43,613

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 10:-	DISCONTINUED OPERATIONS AND HELD FOR SALE (Cont.)

The results of discontinued operations are summarized as follows:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
	Unaudited

Revenues	$27,272	$10,131	$5,586	$6,353
Cost of revenues	21,813	9,538	6,413	5,506

Gross profit (loss) before fair value adjustments	5,459	593	(827)	847

Fair value adjustments:
Unrealized change in fair value of biological assets	868	20	(582)	687
Realized fair value adjustments on inventory sold in the period	(2,190)	18	(433)	66

Total fair value adjustments	(1,322)	38	(1,015)	753

Gross profit (loss)	4,137	631	(1,842)	1,600

General and administrative expenses	17,672	10,796	4,729	6,597
Impairment of goodwill, intangible assets, right-of-use assets and fixed assets	115,112	-	115,112	-
Selling and marketing expenses	4,557	809	1,393	460
Restructuring expenses (income)	4,506	-	(273)	-
Share-based compensation	1,075	1,399	259	664

Total operating expenses	142,922	13,004	121,220	7,721

Operating loss	(138,785)	(12,373)	(123,062)	(6,121)

Finance expenses, net	(4,117)	(1,385)	(703)	(396)

Loss before income taxes	(142,902)	(13,758)	(123,765)	(6,517)
Income tax benefit	(321)	(31)	(122)	(31)

Net loss from discontinued operations, net of tax	$(142,581)	$(13,727)	$(123,643)	$(6,486)

Below are data of the net cash flows provided by (used in) the discontinued operation:

	Nine months ended September 30,
	2022	2021 (*)
	Unaudited

Operating activities	$(762)	$(7,869)

Investing activities	$(613)	$(483)

Financing activities	$(1,035)	$11,129

(*) From business combination dated, March 18, 2021.